UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.1)*

TIAN RUIXIANG Holdings Ltd.

(Name of Issuer)

Class A ordinary share, par value $0.025 per share

Class B ordinary share, par value $0.025 per share

(Title of Class of Securities)

G8884K128

(CUSIP Number)

Sheng Xu

Room 1001, 10 / F, No. 25, North East Third Ring Road,

Chaoyang District, Beijing,

The People’s Republic of China

86-13501205319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G8884K128

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Unitrust Holdings Limited (“Unitrust”)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 231,300(1)
	9	Sole dispositive power 0
	10	Shared dispositive power 231,300(1)

11	Aggregate amount beneficially owned by each reporting person 231,300(1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 9.7% (2)
14	Type of reporting person* CO

(1)	Includes 181,300 of Class A ordinary shares and 50,000 Class B ordinary shares, representing 7.767% of outstanding Class A ordinary shares and 100% of Class B ordinary shares. Each Class B ordinary share can be converted to one Class A ordinary share at any time at the option of the holder. Gao (defined below), the sole director and controlling shareholder of Unitrust, has the dispositive and voting power over the shares held by Unitrust.

(2)	The percentage of class is calculated based on 2,384,353 ordinary shares outstanding as of June 3, 2024, consisting of 2,334,353 Class A ordinary shares (1 vote per share) and 50,000 Class B ordinary shares (18 votes per share).

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mufang Gao (“Gao”)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization China

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 231,300(1)
	9	Sole dispositive power 0
	10	Shared dispositive power 231,300(1)

11	Aggregate amount beneficially owned by each reporting person 231,300(1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 9.7% (2)
14	Type of reporting person* IN

(1)	Includes 181,300 of Class A ordinary shares and 50,000 Class B ordinary shares, representing 7.767% of outstanding Class A ordinary shares and 100% of Class B ordinary shares. Each Class B ordinary share can be converted to one Class A ordinary share at any time at the option of the holder. Gao, the sole director and controlling shareholder of Unitrust, has the dispositive and voting power over the shares held by Unitrust.
(2)	The percentage of class is calculated based on 2,384,353 ordinary shares outstanding as of June 3, 2024, consisting of 2,334,353 Class A ordinary shares (1 vote per share) and 50,000 Class B ordinary shares (18 votes per share).

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhe Wang (“Wang”)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization China

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (1)
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0 (1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 0% (2)
14	Type of reporting person* IN

(1)	Effective on May 30, 2024, Unitrust revoked the voting power previously entrusted to Wang Investor Co., Ltd. (“Wang Co.”), which is 100% beneficially owned by Wang, with respect to the Issuer’s shares held by Unitrust. Wang is the former CEO and director of the Issuer and Gao’s son.

This Amendment (the “Amendment”) amends the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on August 8, 2023 (the “Schedule 13D”) to the extent as amended and supplemented by this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule 13D.

Item 1. Security and Issuer.

This Amendment amends and restates Item 1 of the Schedule 13D, as amended in its entirety as set forth below:

Securities acquired:	(i) 181,300 Class A ordinary shares, par value $0.025 per share (“Class A Shares”) and
(ii) 50,000 Class B ordinary shares, par value $0.025 per share (“Class B Shares”)

Issuer:	TIAN RUIXIANG Holdings Ltd (the “Issuer”)
Room 1001, 10 / F, No. 25, North East Third Ring Road, Chaoyang District, Beijing, China

Item 2. Identity and Background.

This Amendment amends and restates Item 2 of the Schedule 13D, as amended in its entirety as set forth below:

(a)	This statement is filed by Unitrust Holdings Limited (“Unitrust”), a British Virgin Islands company, Mufang Gao (“Gao”) and Zhe Wang (“Wang,” together with Unitrust and Gao, the “Reporting Persons”). Unitrust and Gao are the beneficial holders of 9.7% of Issuer’s outstanding ordinary shares, representing a total of 33.43% of the Issuer’s voting power based on the number of ordinary shares outstanding as of June 3, 2024.

(b)	The principal business address of Unitrust is Room 1001, 10 / F, No. 25, North East Third Ring Road, Chaoyang District, Beijing, People’s Republic of China; the principal business address of Gao is Room 2102, No. 37 Linhong Road, Fengtai District, Beijing, People’s Republic of China; and the principal business address of Wang is Room 201, Gate 7, 3rd Floor, No. 67 Majiabao Road, Fengtai District, Beijing, People’s Republic of China.

(c)	Unitrust is a holding company and does not have any business operations. Gao is the sole director and controlling shareholder of Unitrust and has voting power of Unitrust’s shares of the Issuer. Wang is Gao’s son and the Issuer’ former CEO and director.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Unitrust is a company incorporated in the British Virgin Islands.

Citizenship of Gao is China.

Citizenship of Wang is China.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

This Amendment amends and restates Item 4 of the Schedule 13D, as amended in its entirety as set forth below:

On August 8, 2023, Unitrust and Wang Co entered into a certain equity transfer agreement (the “Agreement”), pursuant to which, Wang Co. transferred to Unitrust: (i) 106,500 Class A ordinary shares for US$10,000, and (ii) 250,000 Class B ordinary shares for US$15,000(collectively referred as the “Transferred Shares”).

Wang Co. is a British Virgin Islands company 100% owned by Wang, the Issuer’s former CEO and director. Unitrust is a British Virgin Islands company 100% owned by another British Virgin Islands company, Plenty Holdings Company Limited (“Plenty”), which is controlled by Gao, Wang’s mother. Gao is a 51% equity owner of Plenty and the sole director of both Unitrust and Plenty. The Agreement entrusted voting power of the Transferred Shares to Wang Co. indefinitely, although Unitrust and Gao maintained the right to revoke the entrustment with ten days’ written notice. By virtue of his ownership of Wang Co., Wang had the power to vote the Transferred Shares.

On August 10, 2023, the Issuer adopted an Employee Performance Incentive Plan. Pursuant to the Employee Performance Incentive Plan, the Issuer granted 300,000 Class A ordinary shares to Sheng Xu (“Xu”) and 500,000 Class A ordinary shares to Wang (together, the “Employee Incentive Shares”). Xu is Wang’s wife and the Issuers’ CEO and director. On March 26, 2024, each of Xu and Wang, through his/her respective Application for Share Transfer, instructed the Issuer to issue the Employee Incentive Shares to Unitrust, and the Issuer issued the Employee Incentive Shares to Unitrust on March 26, 2024.

On May 14, 2024, the Issuer effected a 1-for-5 share consolidation of its issued and unissued share capital (“Share Consolidation”). As a result of the Share Consolidation, Unitrust’s Class A ordinary shares and Class B ordinary shares were reduced to 181,300 and 50,000, respectively.

Effective on May 30, 2024, in accordance with the terms of the Agreement, Unitrust revoked the voting power previously entrusted to Wang Co. on the Transferred Shares. Consequently, Wang no longer holds any voting or dispositive power over the Issuer’s shares.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Schedule 13D, as amended in its entirety as set forth below:

a)	The aggregate number and percentage of shares beneficially or directly owned by the Reporting Persons is based upon 2,384,353 ordinary shares outstanding as of June 3, 2024, consisting of 2,334,353 Class A ordinary shares (1 vote per share) and 50,000 Class B ordinary shares (18 votes per share). Unitrust and Gao are the beneficial holders 181,300 Class A ordinary shares and 50,000 Class B ordinary shares, representing 9.7% of Issuer’s outstanding ordinary shares, representing a total of 33.43% of the Issuer’s voting power based on the number of ordinary shares outstanding as of June 3, 2024.

b)	Unitrust and Gao have the dispositive power over 9.7% of Issuer’s outstanding ordinary shares based on the number of ordinary shares outstanding as of June 3, 2024.

c)	Other than as described herein, the Reporting Persons have not effected any transactions in the Issuer’s securities during the 60 days preceding the date of this report.

d)	Not applicable.

e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP No. G8884K128

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated August 18, 2023 (incorporated by reference to the Original Schedule 13D filed on August 18, 2023)
99.2	Share Transfer Agreement between Wang Investor Co. Ltd. and Unitrust Holdings Limited, dated August 8, 2023 (incorporated by reference to the Original Schedule 13D filed on August 18, 2023)
99.3	Sheng Xu’s Application for Share Transfer of the 2023 Performance Incentive Plan dated March 26, 2024
99.4	Zhe Wang’s Application for Share Transfer of the 2023 Performance Incentive Plan dated March 26, 2024
99.5	Notice of Revocation of Entrusted Voting Power from Unitrust to Wang Co., dated May 13, 2024

SCHEDULE 13D

CUSIP No. G8884K128

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 07, 2024

Unitrust Holdings Limited

By:	/s/ Mufang Gao
Name:	Mufang Gao
Title:	Director

By:	/s/ Mufang Gao
Name:	Mufang Gao

Wang Investor Co. Ltd.

By:	/s/ Zhe Wang
Name:	Zhe Wang
Title:	Director

By:	/s/ Zhe Wang
Name:	Zhe Wang